Whitley Law Group, P.C.
1001 South Dairy Ashford, Suite 100	Houston, Texas 77077-2375
(281) 668 - 9200 Telephone	(281) 668 - 9201 Facsimile

February 22, 2008

Filed via EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amendments to preliminary proxy statement on Schedule 14A filed by Inova Technology Inc. (File No. 000-27397)

Ladies and Gentlemen:

We are in receipt of your comments of January 9, 2008, regarding the preliminary proxy statement on Schedule 14A filed by Inova Technology Inc. (“Inova” or the “Company”) with the Commission on December 21, 2007.

This correspondence is to respond to your comments. In order to facilitate your review, we have keyed our response to your comments. The Company is filing a revised preliminary proxy statement on Schedule 14A simultaneously with this correspondence.

1.	The desired amendment has been made.

2.	The desired amendment has been made.

3.	The desired disclosure has been made.

4.	The desired disclosure has been made.

5.	The desired amendment has been made.

6.	The desired disclosure has been made.

7.	The desired amendments and disclosures have been made.

8.	The desired amendment has been made.

9.	The desired disclosure has been made.

10.	The desired disclosure has been made.

11.	The desired disclosures have been made.

12.
Around the time of filing Inova’s Form 10-KSB, the Company contemplated appointing Mr. Bates as Chief Financial Officer; however, he was not so appointed until February 1, 2008. Therefore, the listing of Mr. Bates as CFO in the Form 10-KSB was in error. The Company has since filed a Form 8-K appointing Mr. Bates CFO as of February 1, 2008.

13.	A new summary compensation table has been prepared.

14.
The stock issued to Mr. Aunger was actually issued as debt repayment, not as compensation. Therefore, we have deleted the $20,000 stock issuance from the compensation table and included a discussion of this issuance in “Transactions with Related Persons.”

15.	We believe that this comment is no longer applicable given the reclassification of the stock issued to Mr. Aunger. Please advise us if this is not the case.

16.	The desired disclosure has been made.

17.	The desired disclosure has been made.

18.
The Company is unable to fix a date for receipt of shareholder proposals because that date depends on the date of its shareholder meeting. The Company has not fixed the date of its shareholder meeting pending clearance of staff comments on its preliminary proxy statement. As a result, the Company will provide this date when it files its definitive proxy statement.

19.
The Company is actually providing its most recent Form 10-KSB to shareholders along with the proxy statement. As a result, we believe that it is unnecessary to state that the Company will make the Form 10-KSB available to shareholders.

20.
The proxy card has been amended to disclose that the solicitation is being made by the directors of the Company. We have not added a column allowing shareholders to vote against director nominees because Rule 14a-4(b)(2) contemplates withholding authority for director nominees, not voting against them. We note that this is the customary practice.

We hope that the foregoing is helpful in reviewing the Company’s revised proxy statement, and we look forward to filing the Company’s definitive proxy statement with the Commission.

Thank you.

Very truly yours,

WHITLEY LAW GROUP, P.C.

By: /s/ Samuel E. Whitley
Samuel E. Whitley
swhitley@whitleylawgroup.com